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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                             Martin Industries, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    57326K102
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                                 (CUSIP Number)

                    William D. Biggs, Sr., 100 Market Street
                 Panama City Beach, Florida 32413 (850) 234-5600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 18, 2000
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 57326K102                   13D                  PAGE  2  OF  7  PAGES
          ---------


1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         William D. Biggs, Sr.
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2        Check the Appropriate Box If a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
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3        SEC Use Only
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4        Source of Funds (See Instructions)

         BK
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5        Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e) [ ]
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6        Citizenship or Place of Organization

         United States of America
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                                    7        Sole Voting Power

        Number of                            827,715 shares(1)
                                    --------------------------------------------
          Shares                    8        Shared Voting Power

       Beneficially                          2,843,338 shares(2)
                                    --------------------------------------------
         Owned by                   9        Sole Dispositive Power

      Each Reporting                         827,715 shares(1)
                                    --------------------------------------------
       Person With                  10       Shared Dispositive Power

                                             2,843,338 shares(2)
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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,671,053 shares (1)(2)
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12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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13       Percent of Class Represented by Amount in Row (11)

         42.7%(1)(2)(3)
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14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------


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ITEM 1.           SECURITY AND ISSUER.

         This statement relates to common stock, par value $0.01 per share ("Common Stock"), of Martin Industries, Inc., a Delaware corporation, with principal executive offices at 301 East Tennessee Street, Florence, Alabama 35630 (the "Issuer" or "Company").


ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      William D. Biggs, Sr.;

         (b)      100 Market Street, Panama City Beach, Florida 32413;

         (c) Mr. Biggs serves as a partner of Carillon Beach, a real estate development firm with executive offices at 100 Market Street, Panama City Beach, Florida 32413.

         (d) During the last five years, Mr. Biggs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Biggs has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchases made by Mr. Biggs which are the subject of this filing were made with funds in the amount of $696,875, which Mr. Biggs obtained under a personal line of credit with AmSouth Bank.

ITEM 4.           PURPOSE OF TRANSACTION.

         The securities reported hereunder were acquired and are held by Mr. Biggs for investment purposes. Mr. Biggs is a director of the Company and in such capacity participates in the decisions made by the Board of Directors of the Company arising in the course of the business of the Company. Except as may arise in his capacity as a director of the Company or as set forth in the final paragraph of this Item 4, Mr. Biggs at present has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


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         (d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         Mr. Biggs may make additional purchases of shares of the Common Stock in open market or privately negotiated transactions. Any such purchases will depend upon his evaluation of his investment, the amounts of shares available for purchase, share prices and other relevant circumstances. After Mr. Biggs' review of his investment in the Company, Mr. Biggs may decide to sell shares of Common Stock. Any such purchases or sales will depend upon Mr. Biggs' continuing evaluation of the Company's business, financial condition and prospects, the action of management and the Board of Directors of the Company, securities market conditions, and other future developments. Mr. Biggs retains the right from time to time to change the purpose or purposes for which he holds the shares of Common Stock.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Biggs directly holds 827,715 shares, or 9.6%, of the Issuer's Common Stock (which number includes 33,715 shares of Common Stock which Mr. Biggs is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days). In addition, 2,843,338 shares of Common Stock, or 33.2%, are held by the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"). Mr. Biggs is a member of the committee that is responsible for administering the ESOP (the "Administrative Committee"), which responsibility includes directing the trustees of the ESOP with respect to the voting of shares held by the ESOP which have not been allocated to the accounts of participating employees and allocated shares for which no voting instructions have been received by the trustees. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. Pursuant to the terms of the ESOP, the Administrative Committee is responsible for certain investment decisions (including decisions regarding acquisition and disposition) regarding assets held by the ESOP. In the event the trustees of the ESOP receive an offer to sell or to tender all shares of the Common Stock held by the ESOP, the Administrative Committee, without solicitation of approval from participating employees (unless the


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                  committee decides otherwise), determines whether or not to tender or sell said shares. Mr. Biggs is not currently a participant in the ESOP and disclaims beneficial ownership of the Common Stock held by the ESOP. Neither the filing of this
                  Schedule 13D nor any statement made herein shall be deemed an admission that Mr. Biggs is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

         (b) Mr. Biggs beneficially owns the following number of shares of Common Stock with:

                  Sole Voting Power: 827,715 shares of Common Stock
                  Shared Voting Power: 2,843,338 shares of Common Stock*
                  Sole Dispositive Power: 827,715 shares of Common Stock Shared Dispositive Power: 2,843,338 shares of Common Stock*

                  *See Item 5(a) above.

         (c) During the 60 day period ended as of the date hereof, Mr. Biggs has purchased shares of Common Stock as follows:

                                           Number of         Purchase Price
                       Date            Shares Purchased        Per Share
                  ---------------      ----------------      --------------
                  August 18, 2000          370,000              $0.9375
                  August 24, 2000          400,000              $0.8750

                  The purchase price of the shares of Common Stock reflected herein is exclusive of any commissions or mark-ups paid by Mr. Biggs in connection with his purchase of said shares. The shares of Common Stock purchased by Mr. Biggs were acquired through open market block purchases in broker's transactions.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not applicable.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable.


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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 28, 2000                        /s/ WILLIAM D. BIGGS, SR.
      ---------------                   -----------------------------------
                                               William D. Biggs, Sr.



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NOTES TO SCHEDULE 13D

(1) Includes 33,715 shares of Common Stock which Mr. Biggs is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days. Does not include 14,741 shares of Common Stock which Mr. Biggs is entitled to acquire pursuant to options to acquire said shares that are not exercisable within 60 days.

(2) Includes 2,843,338 shares of Common Stock held by the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"). See Item 5(a).

(3) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of August 23, 2000 received from the Issuer on August 24, 2000. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.


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